ALL MATTERS ARE PROPOSED BY O2 MICRO INTERNATIONAL LIMITED. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES AND FOR PORPOSALS E, 4, 5, AND 6.

1. Re-election of Directors
   Re-election of three Class III Directors for a three-year term:
   Nominees: **(1) Michael Austin, (2) Xiaolang Yan, (3) Keisuke Yawata**

2. Election of New Director
   Election of one new Class II Director for a two-year term:
   Nominee: **(4) Ji Liu**

3. Renewal of "Sale Mandate."
   To renew the general mandate (the "Sale Mandate") to allot, issue and deal with such number of unissued Ordinary Shares not exceeding the sum of: (i) 20% of the total nominal amount of the share capital of the Company in issue and to be issued; and (ii) the total amount of the share capital of the Company repurchased by us (if any) pursuant to the Repurchase Mandate (described in Proposal No. 4) following the grant of the Sale Mandate; with the Board of Directors having the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board of Directors in its discretion from time to time.

4. Renewal of the "Repurchase Mandate"
   To renew the general mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.

5. To approve and adopt the financial statements and the auditor's report for the fiscal year ended December 31, 2006 in the form included in the Report to Shareholders.

6. To approve and ratify the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2007.

▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

	FOR ALL NOMINEES	WITHHELD FROM ALL NOMINEES
1.	☐	☐

FOR, all nominees except as noted above

	FOR	AGAINST	ABSTAIN
2.	☐	☐	☐
3.	☐	☐	☐
4.	☐	☐	☐
5.	☐	☐	☐
6.	☐	☐	☐

To change your address, please mark this box. ☐

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date ____ Share Owner sign here ____ Co-Owner sign here ____

O2MICRO INTERNATIONAL LIMITED

Instructions to The Bank of New York, as Depositary
(Must be received prior to the 5:00 p.m. (New York City time) on June 12, 2007)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 23, 2007 at the Annual General Meeting of the Shareholders of O2Micro International Limited to be held on June 21, 2007 in the Cayman Islands.

NOTE:

1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES FOR DIRECTOR AND PROPOSALS 3, 4, 5 AND 6.

THIS PROXY WILL BE VOTED AS SPECIFIED OR, IF NO CHOICE IS SPECIFIED, WILL BE VOTED FOR THE NOMINEES FOR DIRECTOR AND FOR PROPOSALS 3, 4, 5 AND 6.

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.